UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone : +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Exhibits 1.1, 5.1, 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, and 333-219430) and Form F-3 (File No. 333-221919).

Follow-On Underwritten Public Offering of 12,500,000 ADSs

On January 17, 2018, Sequans Communications S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Needham & Company, LLC and several other underwriters named in Schedule I thereto (the “Underwriters”), relating to an underwritten public offering of 12,500,000 American Depositary Shares (the “ADSs”), each representing one ordinary share, nominal value €0.02 per share, of the Company. The offering price to the public is $1.60 per ADS, and the Underwriters have agreed to purchase the ADSs pursuant to the Underwriting Agreement at a price of $1.504 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,875,000 ADSs.

The net proceeds to the Company are expected to be approximately $18.2 million (approximately $20.9 million if the underwriters exercise the over-allotment option in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes.

The ADSs will be issued pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-221919), which was previously filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2017 and declared effective by the SEC on December 22, 2017, and a prospectus supplement filed with the SEC on January 17, 2018 and accompanying base prospectus dated December 22, 2017. The closing of the offering is expected to take place on January 19, 2018, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, and termination provisions.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue, or sell any ADSs or ordinary shares, or securities convertible into, or exercisable or exchangeable for, ADSs or ordinary shares for a period of 90 days following the offering without the prior written consent of the Underwriters.

The Underwriting Agreement is attached hereto as Exhibit 1.1 to provide investors and security holders with information regarding its terms and is incorporated herein by reference. It is not intended to provide any other factual information about the Company. The representations, warranties, and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and, as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the parties.

The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the legal opinion and consent of Orrick, Herrington & Sutcliffe (Europe) LLP relating to the ordinary shares represented by the ADSs is attached hereto as Exhibit 5.1. The Company issued press releases on January 16, 2018 and January 17, 2018 announcing the launch and pricing of the public offering. These press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: January 19, 2018	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1	Underwriting Agreement dated January 17, 2018

5.1	Opinion of Orrick Rambaud Martel

99.1	Press release dated January 16, 2018

99.2	Press release dated January 17, 2018